Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 13, 2014
Relating to Preliminary Prospectus Dated May 22, 2014
Registration No. 333-193315

MICROLIN BIO, INC.
FREE WRITING PROSPECTUS

This free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus of Microlin Bio, Inc. (the “Company”) dated May 22, 2014 (the “Preliminary Prospectus”). The information in this free writing prospectus supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this free writing prospectus relates. The registration statement has not yet become effective. Before you invest, you should read the Preliminary Prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The Preliminary Prospectus, dated May 22, 2014, is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the Preliminary Prospectus if you contact Brean Capital, LLC at 1345 Avenue of the Americas, New York, NY 10105, attention: Matthew Picciano, Telephone: (212) 702-6536, E-mail: mpicciano@breancapital.com, Summer Street Research Partners at 101 Arch Street, Boston, MA 02110, Attn: Cyrus Alphonse, Telephone: (617) 532-6464, E-mail: cyrusa@ssrp.com, or Meyers Associates, L.P. at 45 Broadway, 2nd Floor, New York, NY 10006, Attn: Bruce Meyers, Telephone: (212) 742-4334, E-mail: bmeyers@meyersassociateslp.com.

Amendment to Joseph Hernandez’s Employment Agreement

On June 13, 2014, the Company and Joseph Hernandez, its Chief Executive Officer and Executive Chairman, entered into an amendment to Mr. Hernandez’s Employment Agreement providing for a reduction in Mr. Hernandez’s annual salary. Effective upon the closing of the initial public offering of the Company’s common shares (the “Initial Public Offering”), Mr. Hernandez’s annual salary will be reduced from $460,000 to $395,000, to be paid in accordance with the Company’s payroll practices.

Joseph Hernandez’s Voting Agreement

On June 13, 2014, the Company and Mr. Hernandez entered into a letter agreement setting forth certain restrictions on the voting of the Company’s common shares by Mr. Hernandez (the “Voting Agreement”). Following the consummation of the Initial Public Offering, Mr. Hernandez will, in connection with any matters presented to the Company’s stockholders for vote or action by written consent, vote or provide any consent, with respect to any shares of the Company’s common stock either directly or indirectly beneficially held by him (currently held or hereafter acquired and including any shares held by any trust or another entity as to which Mr. Hernandez is deemed to have beneficial ownership under federal securities laws), which are in excess of 20% of the Company’s then-outstanding common stock (such shares in excess of 20% of the Company’s then-outstanding common stock (calculated at the time of voting or providing consents on each matter presented to stockholders), “Mr. Hernandez’s Shares”), in the same proportion as the votes cast, or consents provided, by all other stockholders of the Company (excluding Mr. Hernandez).

The foregoing restrictions on Mr. Hernandez’s voting control shall not apply in the event that (i) an alternative slate of directors is proposed at any meeting of stockholders or other contested election in which Mr. Hernandez is nominated by the Company for election as a director, (ii) any action is brought to a vote of stockholders to remove Mr. Hernandez as a director or as CEO of the Company, other than for cause, or (iii) any written consent for a purpose similar to (i) or (ii), in which cases Mr. Hernandez may vote or provide consents with respect to Hernandez’s Shares on any matter in any manner as he so wishes.

The Voting Agreement shall terminate on the first anniversary following the date of the Voting Agreement.

In the event Mr. Hernandez votes, or provides consent, in any manner that breaches the Voting Agreement, the Company has the right, in the determination of the majority of independent directors then in office, to disregard his voting directions and, instead, count his votes, or consents, as applicable, as if he voted as directed in the Voting Agreement.